Mail Stop 4561

March 13, 2009

William J. Weyand
Chief Executive Officer
MSC.Software Corporation
2 MacArthur Place
Santa Ana, CA 92707

> **Re:** **MSC.Software Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **File No. 001-08722**

Dear Mr. Weyand:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief